Exhibit 4.79

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 29, 2023, in connection with Fazenda Jatobá

Parties: Imobiliária Jaborandi Ltda., as seller; John Kuddies and Luciane Welter, as purchasers.

Purpose: The sale by Imobiliária Jaborandi Ltda. of an ideal fraction of 4,407.70 ha of an area of the Jatobá farm, which comprises 3,201.72 ha of arable land, for the total price, in Brazilian reais equivalent to 952,815 bags of soybean, to be paid in seven annual installments according to the terms of the agreement.